October 5, 2012

United States Securities and Exchange Commission

Attention:     Pamela Long, Assistant Director

Re:	Enhance Skin Products Inc.
Annual Report on Form 10-K
Filed July 30, 2012
File No. 000-52755

Dear Ms. Long:

We have received and read your letter dated September 25, 2012, regarding the above-referenced filing.  Accordingly, the purpose of this letter is to respond, in writing, to the comments specified in that letter regarding the our Annual Report on Form 10-K for the fiscal year ended April 30, 2012.  We will respond to the comments in that letter regarding our Information Statement on Schedule 14C in another letter.

Comment:

Form 10-K for the Fiscal Year Ended April 30, 2012

Item 1. Business

1.
In future filings, please revise this section to eliminate references to the safe harbors set forth in Section 27A of the Securities Act and Section 21E of the Exchange Act. These safe harbor provisions do not apply to statements made by penny stock issuers. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

Response:

In future filings, we will revise this section to eliminate references to the safe harbors set forth in Section 27A of the Securities Act and Section 21E of the Exchange Act.

Comment:

Raw Materials and Suppliers, page 5

United States Securities and Exchange Commission
October 5, 2012

2.	We note disclosure that you secure your supply of hyaluronan from a fermentation expert. Please provide the name of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response:

In future filings, we will provide the name of any principal suppliers.

Comment:

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters . . ., page 5

3.	In future filings, please disclose the range of high and low bid information for your common stock for the last two fiscal years. See Item 201(a)(1)(iii) of Regulation S-K.

Response:

In future filings, we will disclose the range of high and low bid information for our common stock for the last two (2) fiscal years.

Comment:

4.	In future filings, please disclose the approximate number of holders of record of your common stock. See Item 201(B) of Regulation S-K.

Response:

In future filings, we will disclose the approximate number of holders of record of our common stock.

Comment:

Item 10. Directors, Executive Officers and Corporate Governance, page 25

5.
In future filings, please discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

United States Securities and Exchange Commission
October 5, 2012

Response:

In future filings, we will discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director director nominee should serve as a director.  Additionally, we will provide that information on a director-by director-basis.

Comment:

Item 13. Certain Relationships and Related Transactions . . . , page 31

6.
We note the disclosure of your CEO’s advances to the company in the amount of $173,105 on page 7 in the “Advances Related Party” section. In future filings, please also include your related party transactions in this section.

Response:

In future filings, we will include our related party transactions in that section.

Comment:

Signatures, page 33

7.
We note that your executive officer has signed the annual report on Form 10-K on behalf of the registrant, but he does not appear to have signed individually in his various capacities as your principal executive officer, your principal financial officer and your principal accounting officer or controller. Your annual report on Form 10-K must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. In future filings, please ensure that your filings are properly executed.

Response:

In future filings, our Annual Report on Form 10-K will be signed by the registrant and individually by our Principal Executive Officer, our Principal Financial Officer, our controller or Principal Accounting Officer, and by at least a majority of the members of our Board of Directors.

United States Securities and Exchange Commission
October 5, 2012

Finally, hopefully, you will determine that the provisions of this letter and the amended registration statement are responsive to those comments specified in your letter dated September 25, 2012, regarding the above-referenced Annual Report on Form 10-K.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Enhance Skin Products Inc.

/s/ Samuel Asculai______________
By:      Samuel Asculai, Chief Executive Officer